Contact

www.linkedin.com/in/jwelch (LinkedIn)
www.makingfun.com (Company)

Top Skills

Social Games
Casual Games
Game Design

Languages

Spanish

John Welch

Founder/CEO at Making Fun
Oakland, California, United States

Summary

John Welch is a veteran product designer and leader that has spent most of his career building video game platforms, publishers, and developers.

John is CEO at Making Fun, a developer and publisher of mobile and PC video games he co-founded in 2009. Check out hit RPG Eternium and CCG Runestrike. He sees convenient and secure decentralized ownership of games and assets is the next wave of innovation - with the potential for even more disruption to the industry than the internet or smartphones. Free-to-play is flawed; blockchain can fix it!

John was away from Making Fun for a 2 year stint as Chief Digital Officer of Amyris (AMRS), a public corporation using its advances in synthetic biology to produce incredible consumer products. At Amyris, John led the global team that built and launched 3 new branded websites in a 2-week period in mid-2021 (Terasana.com, RoseInc.com, JVNhair.com) while also running existing sites including Biossance.com and PipetteBaby.com.

Prior to Making Fun, John was co-founder and CEO of PlayFirst, famous for its best-selling "Diner Dash" brand that has touched hundreds of millions of consumers. John was responsible for the vision, financing, strategic direction and operations of the company for its first 5 years, as well as the production of the first Diner Dash title. PlayFirst was an innovator in bringing the full-service console publishing model to online games. Today, Electronic Arts owns PlayFirst via its acquisition of Glu Mobile.

Previously, he spent nearly 5 years building Shockwave.com into one of the Internet's top entertainment destinations. As the company's Vice President of Games and Product, John was an early pioneer in the digital distribution of entertainment. Before that, he was a key member of the Dreamcast Network leadership team at

SEGA . Previously, John spent several years running a software development consultancy he co-founded. He began his career at Andersen Consulting (now Accenture).

John holds a S.B. in Mathematics with Computer Science from MIT and a Master's in Computer Science from the University of Massachusetts at Amherst. He has been an Educational Counselor interviewing prospective MIT students since the late 90's. John is an active member of YPO (f/k/a Young Presidents Organization), where he held many offices at both the local chapter and regional levels.

John's favorite charities include myAgro and East Bay Agency for Children - please check them out and consider lending your support!

Experience

Making Fun, Inc.
14 years 5 months

Founder & CEO
November 2021 - Present (1 year 9 months)
San Francisco Bay Area

Chairman Of The Board
December 2019 - Present (3 years 8 months)
San Francisco Bay Area

I have stepped into the Chairman role and will continue to help guide the company strategically while creating space for a new full-time position at Amyris.

President & CEO
January 2013 - December 2019 (7 years)

Management bought the company out from News Corp. in January 2013. We are once again an independent developer and publisher! We remain focused on building PC and mobile games that we and our families love to play. Our top titles include Eternium, Runestrike, Ironbound and Hidden Express. These titles are produced with a combination of internal talent and partnerships with passionate individuals and game studios around the world.

President
November 2010 - January 2013 (2 years 3 months)

We were acquired by News Corporation in November, 2010, which allowed us to expand our game creation and technology platform development efforts. We were thrilled to build a world-class game publishing company under the News umbrella.

President & CEO

March 2009 - October 2010 (1 year 8 months)

Making Fun is an innovator in the dynamic arena of connected, social games and applications including Facebook and Apple iOS devices. The company's business model is part developer, part publisher, primarily based on co-funding relationships with major brands seeking partners to develop, deploy and operate game services across multiple platforms. Making Fun is headquartered in San Francisco. Its founders, John Welch and Lee Crawford, each have over a decade of experience building and operating successful online game services including Shockwave.com, Yahoo! Games, PlayFirst, Stadeon and Twofish.

Amyris

Chief Digital Officer

December 2019 - November 2021 (2 years)

Emeryville, CA

After many, many years as an investor in Amyris and a consumer of its amazing Biossance products, I am excited to be joining the talented team as Chief Digital Officer. My mission is to augment Amyris' best-in-class science and business/consumer products with best-in-class digital product development to build community and help us reach an ever-growing audience of thrilled customers.

Minor Studios

consultant / interim CEO

April 2009 - July 2010 (1 year 4 months)

John was initially brought in as a consultant to analyze the product, operations and technology and write a business plan for the company. Subsequent to successful completion of his initial assignment, John was named interim CEO to help guide the company to and through the 1.0 release of its award-winning game Atmosphir. This included implementation of Atmosphir's back-end services atop the Making Fun Platform and the replacement of a custom graphics engine as an early adopter of Unity.

PlayFirst, Inc.

President & CEO

April 2004 - February 2009 (4 years 11 months)

PlayFirst was the leading publisher focused exclusively on casual games. Committed to building casual gameplay rich in story and character, PlayFirst worked with talented internal and external developers to bring mass market games to multiple platforms, including PC, Mac, mobile, handheld and console. The company's portfolio includes the world-renowned Diner Dash® franchise as well as top-selling games such as Wedding Dash™, Chocolatier™, and Dream Chronicles™.

Founded in 2004 by veterans of Internet portals, traditional games publishers, entertainment software, and technology firms, PlayFirst is funded by Mayfield Fund, Trinity Ventures, Rustic Canyon Partners and DCM. PlayFirst, Inc is headquartered in downtown San Francisco.

AtomShockwave Corp.

VP, Games & Product

September 1999 - April 2004 (4 years 8 months)

First evangelized and then built a direct-to-consumer game distribution business to diversify revenues away from a sole dependency on advertising sales. Launched the game download business at the same time as RealNetworks and far ahead of Microsoft, Yahoo, and AOL/Pogo. Grew the downloadable channel from 0% to a very significant % of corporate revenue in one year by forming relationships with top game publishers and developers and via exclusive distribution arrangements with up-and-coming developers. Continued to fuel that growth over the next two years.

SegaSoft Networks (part of SEGA)

Director of Product Development

September 1998 - September 1999 (1 year 1 month)

Mr. Welch was a consultant at SegaSoft via his company, Twofish Technology. He was responsible for the functional and user interface design and specification for a massive distributed console multiplayer gaming network. Had it shipped, it would have looked pretty much like what Xbox Live is today... only five years earlier.

Education

Massachusetts Institute of Technology

S.B., Mathematics w/ Computer Science (18C) · (September 1988 - June 1992)

University of Massachusetts

M.S., Computer Science · (September 1992 - June 1994)